UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

TELEFÔNICA BRASIL S.A. ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2025

(São Paulo, Brazil; February 23, 2026) — Telefônica Brasil S.A. (NYSE: VIV; B3: VIVT3.ON) (“Company”) hereby announces that on February 23, 2026, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 (“2025 Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”). The 2025 Annual Report can be accessed by visiting either the SEC’s website at https://www.sec.gov/ or the Company’s website at https://ri.telefonica.com.br/en/. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge, by requesting a copy from:

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director